Mail Stop 3561

August 30, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Ralf Bernhart
Chief Financial Officer
Rokin 55
1012 KK Amsterdam
The Netherlands

      Re: **HEAD N.V.**
              Form 20-F for the year ended December 31, 2006
              Filed April 2, 2007
              File No. 001-15134

Dear Mr. Bernhart:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended December 31, 2006</u>

<u>Item 3A. Selected Financial Data, page 2</u>

1. Please revise to disclose the Company's revenues in accordance with US GAAP for all periods presented. Refer to the guidance outlined in Instruction 2 to Item 3.A. of Form 20-F.

Management's Discussion and Analysis

– General

2. We note your disclosure that your audited financial statements have been prepared in accordance with IFRS as adopted by the European Union. Please tell us, and revise your MD&A to disclose, any differences between IFRS as adopted by the European Union and IFRS as published by the IASB. See SEC Release 33-8567.

– Results of Operations, page 32

3. In future filings, please expand your discussion of cost of sales and selling and marketing expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that the increase in selling and marketing was mainly due to the higher advertising and departmental selling expenditures in connection with your new branding, offset in part by a lower provision for bad debt, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Audited Financial Statements

Consolidated Income Statements, page F-3

4. Please provide us details, and revise future filings to disclose, the nature of any material amounts included in "other operating (income) expense, net" on the face of the income statement. See paragraph 83 of IAS 1.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-6

– Basis of Presentation, page F-6

5. We note your disclosure that as of December 31, 2005 you filed your financial statements under IFRS as adopted, based on the financial statements under Dutch GAAP as of January 1, 2004 with the Dutch commercial register. Please clarify for us the meaning of this disclosure and tell us if you filed <u>any</u> financial statements presented in accordance with IFRS prior to the filing of this Form 20-F for the year ended December 31, 2006. If you have previously filed financial statements in accordance with IFRS with the Dutch register or for other non-US reporting purposes, please explain to us why you believe you meet the requirements in paragraph 3 and 4 of IFRS 1 to be considered a first-time adopter and apply the provisions of IFRS 1.

<u>– First –Time Adoption of IFRS, page F-6</u>

6. We note your disclosure that you have made use of the exemption to use Dutch GAAP book values of property, plant and equipment at the date of transition to IFRS as deemed cost. Please note that this exemption allows you to use fair value or a previous GAAP revaluation as deemed cost. Please tell us why you believe the Dutch GAAP book values were equivalent to fair value or revaluation as set forth in the guidance in paragraphs 16 and 17 of IFRS 1.

<u>– Revenue Recognition, page F-14</u>

7. We note your disclosure that provisions are recorded for estimated product returns at the time revenues are recognized. Please tell us the amount of such provisions recorded as of each balance sheet presented and tell us where the amount is included in the balance sheet. As it does not appear that this provision is included in the amount of provisions detailed in Note 15, in future filings, please disclose in the notes to the financial statements, the carrying amount at the beginning and end of the period; additional provisions made in the period; amounts used during the period; and unused amounts reversed during the period. See paragraph 84 of IAS 37.

8. Please tell us and revise future filings to expand your disclosure to describe your revenue recognition policy for arrangements with customers in the rental business for which you provide for payment terms that extend over one year and provide us with the relevant accounting literature you relied up in determining your accounting treatment. Also, if your revenue recognition under IFRS differs from your accounting treatment for US GAAP purposes please explain the difference(s) and the reason(s) why and provide us with the literature which supports your treatment under US GAAP. We may have further comments upon receipt of your response.

Note 12. Equity, page F-28

9. We note your disclosure of the number of shares issued and fully paid as of December 31, 2006. In future filings, please disclose either on the face of the balance sheet or in the notes to the financial statements, the number of shares authorized. See paragraph 76 of IAS 1.

Note 15. Provisions, page F-31

10. We note that during the year ended December 31, 2006 you recorded a reversal of unnecessary provisions to the litigation provision. Please explain to us the nature and specific timing of the facts and circumstances that resulted in this reversal including why you believe it was appropriate to recognize the reversal during this year.

Note 21. Income Taxes, page F-39

11. We note your disclosure that the effective tax rate in 2006 differed from the statutory tax rate in the Netherlands primarily due to an adjustment of tax losses carry forwards in Austria which led to a decrease of EUR 4.3 million. Please explain to us the nature of the tax loss carry forward adjustment and why you believe it was appropriate to record the entire adjustment in 2006.

Note 23. Stock Option Plans, page F-43

12. We note your disclosure that the Plan 2001, Plan 2005 and a portion of the Plan 1998 are treated as cash-settled share-based plans because the participants have no right to receive shares. Please explain to us, and disclose in future filings, the nature and terms of the method of settlement of these stock options. In light of your disclosure that participants "have no right" to receive shares, please clarify for us if they have the option to receive shares. Also, because your disclosure is not clear as to the settlement choices in these arrangements, please tell us if the Company has a choice of settlement in either cash or equity and if so, how you have complied with the accounting set forth in paragraphs 41-43 of IFRS 2. Additionally, for US GAAP purposes, please tell us why you believe these options would be accounted for as liabilities under SFAS No. 123R. We may have further comment upon receipt of your response.

13. We note that share-based compensation expense for 2006 is EUR 1.8 million. In light of the fact that the fair value of the liability for the cash-settled stock option plans increased by EUR 1.3 million, please tell us how the EUR 1.8 million compensation expense was calculated or determined. If any of the amount relates to the equity settled options in Plan 1998, please tell us where the amount is included on the statement of shareholders' equity.

Note 29. Earnings per Share, page F-47

14. We note your disclosure that potential ordinary shares are composed of incremental shares issuable upon the exercise of share options of the equity settled Plan 1998 and are included in diluted earnings per share to the extent such shares are dilutive. Please explain to us how you considered the guidance in paragraphs 58-61 of IAS 33 in excluding the cash-settled options in the Plan 1998, Plan 2001 and Plan 2005. Also, in future filings, please include disclosure of instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. See paragraph 70(c) of IAS 33.

Note 30. Reconciliation from Dutch GAAP to IFRS as adopted, page F-47

15. We note your disclosure in footnote (a) that you did not account for share-based awards received by the CEO that were forfeited by other employees as a new grant but continued to recognized expense relating to these options defined at the original grant date. As a result, you did not reverse compensation expense for these awards at the date of forfeit and re-measure compensation expense for the new grant. Citing relevant IFRS literature, please tell us what you believe is the appropriate accounting treatment of the forfeiture of the shares and the subsequent issuance of the shares to the CEO. As part of your response, please explain when these awards were forfeited and then issued to the CEO and the nature of the forfeit, including whether the awards had vested at the time of forfeiture. Also, please tell us the amount of this adjustment included in adjustment (a).

16. We note from your disclosure in footnote (b) that in adopting IAS 39 you recognized the derivatives at fair value of EUR .5 million and EUR .7 million, respectively as of January 1 and December 31, 2004. Please tell us why this increase in a liability is recorded as an increase to shareholders' equity. Also, in light of the decrease in the fair value from EUR .7 million at January 1, 2004 to EUR .5 million at December 31, 2004, please tell us why there is no effect on net income for the year ended December 31, 2004. Additionally, tell us the classification and carrying amount of these liabilities as recorded in the previous financial statements.

Note 31. Reconciliation from IFRS as adopted to US GAAP, page F-49

17. We note your disclosure in footnote (b) that under US GAAP you recorded the actuarial present value of the vested benefits to which the employee is entitled as if the employee separated immediately, and under IFRS you accounted for the severance obligations at the present value of the vested benefits based on the employee's expected date of retirement. Please explain to us why this adjustment results in an increase to income for the year ended December 31, 2005 and a decrease to income (or increase in loss) for the years ended December 31, 2006 and 2004.

18. We note from your disclosure in footnote (e) that under FAS 123, compensation expense for cash-settled awards was measured based on intrinsic value at each reporting date and adjusted for forfeitures as they occur. Please note that paragraph 25 of SFAS 123 states that the amount of liability for an award that settles in cash should be based on the current stock price and the change in the stock price over the service period is recognized as compensation expense. Please explain to us why you have not recorded a liability for these cash settled options until the adoption of SFAS No. 123R under US GAAP. Also, regarding your disclosure that under IFRS, the date of grant criteria for certain awards were met earlier than under US GAAP, which results in a different measurement date, please tell us the amount of the adjustment in each applicable year that relates to this difference in accounting

19. We note from your disclosure in footnote (f) that the differences relating to income taxes included the deferred tax effects calculated on those differences that meet the definition of a temporary difference. Please tell us, and disclose in future filings, the tax rate(s) used in the calculation of the deferred tax adjustments. Also, please indicate any adjustments which did not have a related tax effect.

20. In view of the material differences and items that impact stockholders' equity, a reconciliation of a statement in changes in shareholders' equity using balances determined solely under U.S. GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a U.S. GAAP basis. Please supplementally prepare and furnish us a U.S. GAAP statement in changes in stockholders' equity. As many registrants elect to include these U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

– Restatement

21. We note your disclosure that you did not account for share-based awards received by the CEO that were forfeited by other employees as a new grant but continued to recognized expense relating to these options defined at the original grant date. As a result, you did not reverse compensation expense for these awards at the date of forfeit and re-measure compensation expense for the new grant. Please tell us how this was accounted for under US GAAP and if there are any differences between the appropriate accounting under IFRS and US GAAP.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief